Exhibit 99.2

Company Contacts:

Financial:

Mr. Pat Di Lillo
Vice President, Chief Financial & Administrative Officer 1-514-397-2592 pdilillo@birksgroup.com

Media:

Ms. Eva Hartling
Vice President, Birks Brand
& Chief Marketing Officer 1-514-397-2496 ehartling@birksgroup.com

BIRKS GROUP ACHIEVES ANOTHER STEP IN ITS STRATEGIC PLAN FOCUSED ON GROWING THE BIRKS BRAND AND ITS CANADIAN RETAIL OPERATIONS BY ENTERING INTO AN AGREEMENT TO SELL MAYOR’S JEWELERS TO A RESPECTED STRATEGIC PARTNER

The Birks Brand Fine Jewelry Collections also becomes available in the U.K. at Mappin & Webb and Goldsmiths retail stores through a distribution agreement

Montreal, Quebec. - August 11, 2017 - Birks Group Inc. (the “Company”, “Birks” or “Birks Group”) (NYSE MKT LLC: BGI), today announced that it has signed a definitive agreement to sell its subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), to Aurum Holdings Ltd. (“Aurum”), the largest fine watch and jewelry retailer in the U.K., in a deal valued at approximately US$104.6 million. The transaction is subject to specified closing conditions and purchase price adjustments. The transaction is expected to close in the fall of 2017.

As part of the transaction, Birks entered into a 5 year distribution agreement with Aurum to sell Birks fine jewelry in the U.K. at Mappin & Webb, Goldsmiths stores and on their e-commerce sites. Furthermore, the Birks collections will continue to be sold in the United States through Mayors’ stores in Florida and Georgia. The agreement is an important achievement in the Company’s strategy to develop the Birks brand into a global luxury brand.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “We are pleased to have entered into this agreement with Aurum. Aurum is a strategic buyer committed to continuing investing in Mayors’ long-term growth, and with whom we share many synergies. This transaction is a significant step in our efforts to strengthen our balance sheet to better position the Company for growth as well as long-term shareholder value. We believe that monetizing the value of Mayors gives us the ability to execute our strategic vision of investing in the Birks brand together with the retailing of internationally-renowned jewelry and timepiece brands in Canada, thus transforming Birks into a global, omni-channel business,” he stated.

“This transaction with Aurum also opens the doors to the U.K. market for our jewelry collections and we are extremely proud to join such a prestigious network as Aurum’s under the Mappin & Webb and Goldsmiths banners. We look forward to introducing the Birks brand in other markets as well,” concluded Mr. Bédos.

Brian Duffy, President of Aurum, stated: “We are delighted to have entered into an agreement to acquire Mayors by the Aurum Group. We have admired Mayors for some time and see a great deal of similarities with how we operate our business in the U.K. Mayors has built a fantastic reputation in Florida and Atlanta, Georgia over many decades. We look forward to working with our new colleagues at Mayors and we are confident that together we will continue to develop the business in a positive way. This news follows our announcement to open a flagship Watches of Switzerland store in Hudson Yards (New York City) and confirms the ambition of our group to be an important part of the Swiss watch market in the USA,” he concluded.

Proceeds from the transaction will be used by Birks to continue its strategic growth initiatives, specifically to invest in its Canadian flagship stores and new store concepts, as well as in its high-growth Birks brand wholesaling activities and e-commerce, as part of the Company’s omni-channel plan. Transaction proceeds will also be used to pay down outstanding debt under the Company’s senior secured credit facilities that include term debt and working capital debt associated with Mayors. Centered on Birks distinguished 138-year heritage, these investments are expected to accelerate revenue and EBITDA growth over the next few years.

Birks Group will continue to offer a portfolio of distinctive fine jewelry and timepiece brands to its Canadian customers through its Birks and Brinkhaus banners, as well as its e-commerce website, birks.com. In connection with the agreement between Birks and Aurum, the Birks brand collections of fine jewelry will be offered in 14 locations in the U.K. at various Mappin & Webb and Goldsmiths locations as well as through the two banners’ e-commerce sites.

Vendôme Global Partners LLC and Eureka Capital Markets, LLC acted as financial advisors to Birks.

About Birks Group Inc.

Birks is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 26 stores under the Birks brand in most major metropolitan markets in Canada and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces and service. Mayors operates 16 stores in Florida and Georgia under the Mayors brand and one store under the Rolex brand name. Birks will continue operating Mayors until closing. Additional information can be found on Birks’ web site, www.birksgroup.com. For more information on the transaction, please refer to the Form 6K which will be filed with the SEC today.

About Aurum Holdings Ltd.

Established in 2007, Aurum Holdings Ltd. is the largest prestige luxury jewelers and timepieces specialist in the U.K. with over 130 collective stores. The retail portfolio comprises of brands including Watches of Switzerland, Goldsmiths, Mappin & Webb, Watchshop, The Watch Hut and The Watch Lab.

Aurum is proud to be the largest distributor in the world of luxury brands including Omega and TAG Heuer and is also the U.K.’s largest distributor for Rolex, Cartier and Breitling. Their Goldsmiths brand also holds the U.K. Exclusivity of Jenny Packham Bridal Jewelry. With dedicated Mono-brand boutiques in partnership with TAG Heuer, Omega and Breitling and a leading presence at Heathrow airport with representation in Terminals 2, 3, 4 and 5, Aurum prides itself on being the authority in prestige jewelry and timepieces retailing and sights key points of difference to include its excellence in product range, being a destination for luxury watches and jewelry online, brand relations and the unrivalled client service provided across it’s retail portfolio.

Aurum was acquired in 2013 by certain funds affiliated with Apollo Global Management, LLC. The business will begin its global expansion with the opening of its first Watches of Switzerland US outlet in the New York retail development Hudson Yards set to open in Fall 2018.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s anticipation that the transaction will close in the fall of 2017 and the Company’s performance and strategies, including that this transaction will allow the Company to reduce its debt and strengthen its balance sheet to better position the Company for growth as well as long-term shareholder value; that monetizing the value of Mayors will allow the Company to execute its strategic vision of investing in the Birks brand together with the retailing of internationally-renowned jewelry and timepiece brands in Canada, thus transforming Birks into a global omni-channel business; that the proceeds from the transaction will be used by Birks to continue its strategic growth initiatives, specifically to invest in its Canadian flagship stores and new store concepts, as well as in high-growth Birks brand wholesaling activities and

e-commerce as part of the Company’s omnibus channel plan and that these investments will accelerate revenue and EBITDA growth over the next few years. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2017 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.